NOTICE OF ANNUAL GENERAL MEETING

Semiconductor Manufacturing International Corporation

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 981)

(1) NOTICE OF ANNUAL GENERAL MEETING

(2) RE-ELECTION AND ELECTION OF DIRECTORS

(3) PROPOSED GENERAL MANDATES TO ISSUE AND

REPURCHASE SHARES

(4) NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

WITH DATANG

(5) SUPPLY OF CORPORATE COMMUNICATION BY MAKING

THEM AVAILABLE ON THE WEBSITE

AND

(6) REFRESHMENT OF THE EXISTING SCHEME LIMIT ON THE GRANT

OF OPTIONS

UNDER THE OPTION PLANS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (“AGM”) of Semiconductor Manufacturing International Corporation (the “Company”) will be held on Tuesday, 23 June 2009 at 18 Zhangjiang Road, PuDong New Area, Shanghai, People’s Republic of China at 3:00 p.m. for the purpose of transacting the following business:

ORDINARY BUSINESS

1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31 December 2008.

2.	To elect Mr. Chen Shanzhi as a class II director and to re-elect two retiring class II directors, namely, Mr. Lip-Bu Tan and Mr. Jiang Shang Zhou (“each a Class II Directors”) and authorize the Board of Directors to fix their remuneration.

3.	To re-elect a retiring class III director, namely, Mr. Zhou Jie (“Class III Director”) and authorize the Board of Directors to fix his remuneration.

4.	To elect Mr. Gao Yonggang as a class I director and to re-elect a retiring class I directo namely, Mr. Edward S Yang (each a “Class I Director”) and authorize the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

5. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i)	a Rights Issue; or

(ii)	any option scheme or similar arrangement for the time being adopted for the grant or issue to the Directors and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Company’s 2004 Stock Option Plan, 2004 Employee Stock Purchase Plan and the 2004 Equity Incentive Plan; or

(iii)	the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv)	any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time, shall not exceed the aggregate of:

(a)	twenty per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5 (the “Issue Mandate Limit”); and

(b)	(if the Board of Directors is so authorized by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5), and the said approval shall be limited accordingly;

(C)	for the purposes of calculating the number of Shares that may be issued under the Issue Mandate Limit, the number of new Shares allotted and issued upon the exercise of any right to subscribe or purchase Shares attached to any Shares (“Convertible Shares”) issued pursuant to this resolution shall, to the extent that the aggregate nominal share capital of such new Shares to be issued is equal to the aggregate nominal share capital of such Convertible Shares and provided that such Convertible Shares are cancelled on or after the issue of such new Shares, be disregarded;

(D)	for the purpose of this Resolution 5:

(i)	“Relevant Period” means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in a general meeting;

(ii)	“Rights Issue” means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company);

(iii)	“Ordinary Shares” means the ordinary shares of par value U$0.0004 each in the capital of the Company;

(iv)	“Preferred Shares” means the preferred shares of par value of US$0.0004 each in capital of the Company; and

(v)	“Shares” means shares of all classes in the capital of the Company (including but not limited to Ordinary Shares and Preferred Shares) and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

6. “THAT:

(A)	subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Hong Kong Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally approved;

(B)	the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C)	for the purpose of this Resolution 6:

(i)	“Relevant Period” means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or by law to be held; or

(c)	the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in a general meeting; and

(ii)	“Shares” means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company.”

7. “THAT, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of

Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby approved and authorized.”

8. “THAT:

(A)	the maximum aggregate values of transactions under the Strategic Cooperation Agreement, being US$50,000,000 for the period commencing on the day of the AGM and ending on December 31, 2009 and US$100,000,000 for the period commencing on January 1, 2010 and ending on December 23, 2010 (together the “New Proposed Caps”) be and are hereby approved;

(B)	any one director or duly authorised officer of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters relating to the New Proposed Caps as he may consider necessary, desirable or expedient; and

(C)	for the purpose of this Resolution 8, “Strategic Cooperation Agreement” means the strategic cooperation agreement dated December 24, 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd.”

9. “THAT:

(A) Subject to the fulfilment of the following conditions:

(i)	the Shareholders have been asked individually by the Company to agree that the Company may send or supply Corporate Communications generally, or the Corporate Communications in question, to them by means of the Company’s own website (the “Request”); and

(ii)	the Company has not received a response indicating the Shareholders’ objection to the Request within a period of twenty-eight days beginning on the day on which the Request was sent,

the Company may send or supply Corporate Communications to its shareholders by making them available on the Company’s own website be and is hereby approved;

(B)	any one director or duly authorised officer of the Company be and is hereby authorised for and on behalf of the Company to execute all such documents, instruments and agreements and to do all such acts or things deemed by him to be incidental to, or ancillary to or in connection with the matters relating to sub-paragraph (A) above; and

(C)	for the purpose of this Resolution 9, “Corporate Communication(s)” means any document issued or to be issued by the Company for the information or action of the shareholders of the Company including but not limited to (i) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (ii) the interim report and, where applicable, its summary interim report; (iii) notice of meeting; (iv) a listing document; (v) a circular; and (vi) a proxy form.”

10.	“THAT subject to and conditional upon the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, such number of shares of the Company which may fall to be allotted or issued pursuant to the exercise of the options which may be granted under any of the two Option Plans, namely, the 2004 Stock Option Plan and the 2004 Employee Stock Purchase Plan, both of which were adopted by the Company by way of shareholders’ and directors’ resolutions on 16 February 2004 and 16 January 2004, respectively and took effect on 18 March 2004 (together the “Option Plans”), representing 5% of the issued share capital of the Company as at the date on which this Resolution 10 is passed:

(A)	approval be and is hereby granted for the refreshing of the existing 10% mandate under the Option Plans (“Refreshed Scheme Mandate”) provided that the total number of shares of the Company which may be allotted and issued upon the exercise of all options to be granted under the Option Plans of the Company under the limit as refreshed hereby shall not exceed 5% of the total number of shares of the Company as at the date on which this Resolution 10 is passed (options previously granted under the Option Plans (including options outstanding, cancelled, lapsed or exercised in accordance with the terms of the Option Plans) shall not be counted for the purpose of calculating the Refreshed Scheme Mandate) which shall take effect upon the Existing Scheme Limit having been fully utilized; and

(B)	the directors of the Company or the Compensation Committee of the Company (as the case may be according to the terms of the relevant Option Plans) be and are hereby authorised to (i) grant options to subscribe for shares of the Company within the Refreshed Scheme Mandate in accordance with the terms of the Option Plans and (ii) allot, issue and deal with shares of the Company pursuant to the exercise of options granted under the Option Plans within the Refreshed Scheme Mandate.”

By Order of the Board

Anne Wai Yui Chen

Company Secretary

Hong Kong, April 28, 2009

NOTICE OF ANNUAL GENERAL MEETING

Principal place of business: 18 Zhangjiang Road

PuDong New Area

Shanghai 201203

People’s Republic of China

Registered office:

P.O.Box 309

Ugland House

Grand Cayman, KY1-1104

Cayman Islands

Members of the Board:

Yang Yuan Wang as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Zhou Jie (and Wang Zheng Gang as alternate director to Zhou Jie) as Non-Executive Director of the Company; and Tsuyoshi Kawanishi, Lip-Bu Tan, Jiang Shang Zhou and Edward S Yang as Independent Non-Executive Directors of the Company.

Notes:

1.	A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint a proxy or, if such member is a holder of more than one share, more than one proxy to attend and vote instead of such member. Where a member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a poll. A proxy need not be a member of the Company.

2.	To be valid, a form of proxy must be delivered to the Company’s branch share registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1806 to 1807, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or an office copy) must be delivered to the Company’s share registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.

3.	The register of members of the Company will be closed from Wednesday, 17 June 2009 to Tuesday, 23 June 2009 (both days inclusive), during which period no transfer of shares in the Company will be registered. All persons who are registered holders of the Company’s shares on 23 June 2009, the record date for the AGM, will be entitled to attend and vote at the AGM.

4.	In relation to Resolution 2, Chen Shanzhi will offer himself for election as a Class II Director at the AGM. In addition, two Directors, namely, Lip-Bu Tan and Jiang Shang Zhou, whose appointments as Directors took effect on 3 November 2001 (in respect of Lip-Bu Tan who was re-appointed and designated as Class II Director at the annual general meeting of shareholders held on 30 May 2006) and 30 May 2006 (in respect of Jiang Shang Zhou) respectively, will retire from office at the AGM pursuant to Article 90 of the Articles of Association, and will offer themselves for re-election.

5.	In relation to Resolution 3, Zhou Jie whose initial appointment as a Director took effect on 23 January 2009 and who was designated as Class III Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

6.	In relation to Resolution 4, Gao Yonggang will offer himself for election as a Class I Director at the AGM. In addition, Edward S Yang, whose initial appointment as a Director took effect on 5 February 2009 and who was designated as Class I Director, will retire from office at the AGM pursuant to Article 126 of the Articles of Association, and will offer himself for re-election.

7.	In relation to Resolution 6, an explanatory statement (as required by the Listing Rules) is set out in Appendix I to the circular containing this notice.

8.	By Resolutions 5 and 7, approval is being sought from the shareholders of the Company, as a general mandate in compliance with the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to twenty per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5 to 7.

9.	By Resolution 8, approval is being sought from shareholders of the Company of the expected maximum amount of revenue and/or expenses to be generated by the Company from the non-exempt continuing connected transactions in relation to the Strategic Cooperation Agreement dated 24 December 2008 entered into by the Company and Datang Telecom Technology & Industry Holdings Co., Ltd. A letter from the Company’s independent financial adviser, Somerley Limited, to shareholders (as required by the Listing Rules) is set out in Appendix III to the circular containing this notice.

10.	By Resolution 9, approval is being sought from shareholders of the Company so that the Company, upon fulfilment by the Company of certain conditions as required by the Listing Rules, may send or supply Corporate Communications to the Shareholders by making them available on its website.

11.	By Resolution 10, approval is being sought from shareholders of the Company to refresh the existing maximum number of shares which the Company may issue upon exercise of all options granted / to be granted under its option plans which shall take effect upon the existing limit having been fully utilized.